Exhibit 99.2

[logo] Israeli Medical Cannabis Agency	[stamp] State of Israel Ministry of Health ISRAELI MEDICAL CANNABIS AGENCY (IMCA)

[logo] [emblem of the State of Israel]

Ministry of Health

License Number: C-9037-1

Dealer Code: C-9037-11112021

Licensee’s Name: Cannasoft Pharma Holdings and Investments Ltd.

Expiry Date: February 5, 2024

License to deal with a Controlled Substance, without Contact, Pursuant to the Controlled Substances Ordinance [New Version], 5733 – 1973

By virtue of the authority vested in me, pursuant to Sections 6, 7 and 13 of the Controlled Substances Ordinance [New Version], 5733 – 1973 (hereinafter: “the Ordinance”) and, pursuant to the Controlled Substances Regulations, 5740 – 1979 (hereinafter: “the Regulation”), it is hereby allowed to deal, without contact, with a Controlled Substance as follows:

1.	The Licensee and Its Details

1.1	Licensee’s Name Cannasoft Pharma Holdings and Investments Ltd.

ID / Pty. Co. No 516112489 (hereinafter: “Licensee”)

1.2	Licensee’s Address 3 Hapalmach St., Ashkelon

1.3	Stakeholders as defined in the Securities Law (hereinafter: “Stakeholders”):

1.	BYND Beyond Solutions Ltd.

2.	Name, Form and Quantity of the Controlled Substance and the Designated Location for Its Keeping or Use:

2.1	Name of the Drug: Cannabis

Hereinafter, also: “cannabis” or “the plant”

2.2	Its Form: Any form authorized by the Director.

It is absolutely prohibited to process the plant or any part thereof in any form not explicitly permitted – including for the purposes of burning the cannabis (Cannabis Rasina – also termed Hashish or Jarras) or to produce or keep, or supply any other product not explicitly authorized in this license or in any other license from the Director.

2.3	Quantity: No actual holding of the cannabis is permitted. Licensees are permitted to actually keep cannabis for a licensee pursuant to the limited quantity in the licenses and, in the event of import or export – pursuant to the quantities specified in the import or export license.

2.4	The Intended Location for Keeping or Use: Not authorized. Licensees working on behalf of this licensee, as detailed in Section 3, are authorized to keep pursuant to the conditions in their licenses.

3.	Type of License, the Permitted Actions and Conditions

An action or holding without direct contact of the licensee or anyone on its behalf, who is not a licensee for keeping the drug, of a controlled substance as provided in Section 2 above, intended for medical use, which includes purchasing the drug, transacting in the drug, control over it or mediating for performing an action with it, all through third parties, who are permitted to perform direct actions with the drug or to hold it directly and pursuant to the permitted actions for them. To this purpose, a licensee shall be entitled to perform the following actions:

3.1	Engage with a valid cannabis plants cultivation or propagation licensee for the purposes of cultivation or propagation of the cannabis plants for a licensee or the aforementioned procurement from him.

3.2	Engage with a valid cannabis product production licensee for a licensee or the aforementioned procurement from him.

3.3	Engage with a business for drugs or with a pharmacy or with a transporter, for the purposes of marketing, distributing and conveying the cannabis under the ownership of the licensee for it.

3.4	Engage with a valid licensee, who operates a site for destroying cannabis for the purposes of destroying cannabis for the licensee.

3.5	Engage with a valid licensee for the purposes of importing or exporting cannabis into or from Israel for the licensee.

3.6	Engage with a service laboratory in the medical cannabis field with a valid license for the purposes of performing batch/research tests and development for the licensee.

Israel Medical Cannabis Agency Minister Health PO Box 1176 Jerusalem 91010 IMCA@moh.health.gov.il Tel No *5400 Fax No: 02-647-4810	[signature] [stamp] MGR Yuval Landschaft L.N. 4023 Director the Medical Cannabis Agency (IMCA) Kol Habriut *5400	[bilingual text see left column]

[logo] Israeli Medical Cannabis Agency	[stamp] State of Israel Ministry of Health ISRAELI MEDICAL CANNABIS AGENCY (IMCA)

[logo] [emblem of the State of Israel]

Ministry of Health

License Number: C-9037-1

Dealer Code: C-9037-11112021

Licensee’s Name: Cannasoft Pharma Holdings and Investments Ltd.

Expiry Date: February 5, 2024

All licensees who keep the drug (in any form) or perform any action whatsoever on each on behalf of this licensee, must operate pursuant to the Ministry of Health Procedures and the mandatory security conditions as provided in Section 25b of the Ordinance. Failure to comply with these requirements by these licensee’s will result in annulling this license entirely or partially.

4.	Prohibition on Direct Contact

The licensee is prohibited from having any direct contact or action with the drug and any direct contact or action as aforementioned must be performed by authorized third parties to perform the actions only, including licensees for propagation, cultivation, production, distribution, export or import of the drug

5.	The Licensee’s Affidavit

Through its managers and authorized signatories, the licensee, Cannasoft Pharma Holdings and Investments Ltd., declares that the controlled substance will not be used for any purpose not authorized and specified explicitly in the license and, it will not supply, for a consideration or not, to any entity, who has not received prior written explicit authorization for this from the Director for receiving the requested drug. It also declares that it acted pursuant to the Ministry of Health’s relevant instructions for the type of business, should any exist or shall exist in the future. It also declares that the stipulations provided in Sections 25(12)(b) and 25(13) of the Ordinance are clear to it.

6.	Restrictions and Additional Conditions

6.1	This license is only temporary for the period specified in the license. This license can be canceled at the Director’s sole discretion, or pursuant to the Israel Government’s decision, without derogating from any other cause for canceling the license by law.

6.2	The licensee must comply with the Ministry of Health’s relevant instructions for the type of business, should any exist or shall exist in the future, within every period of this license. Failure to comply with the quality requirements, as aforementioned, will result in cancelation of the license or suspension or imposing restrictions on the operation pursuant to the Directors decision. Should the licensee fail to comply with the instructions or to correct defects should any rediscovered, as the Director has instructed within this license period, its license will not be renewed.

6.3	The licensee must comply with all the security and protection requirements as established or shall be established by the Israel Police pursuant to the provisions in Section 25b of the Ordinance. Failure to comply with the requirements, as aforementioned, will result in cancelation of the license.

6.4	Occupation pursuant to the slices can only be executed by a person authorized for this in writing and in advance by the Director only.

6.5	This license cannot be transferred in any form whatsoever.

6.6	Should there be any change in the licensee’s ownership or in the identity of the stakeholders or its managers or authorized signatories, whether their names are detailed in this license or not, without receiving the IMCA’s prior written approval for this – the validity of the license will expire. Regarding this section, change in the ownership means transferring shares in any manner whatsoever in a volume that exceeds 5% of the licensee’s total shares.

Israel Medical Cannabis Agency Minister Health PO Box 1176 Jerusalem 91010 IMCA@moh.health.gov.il Tel No *5400 Fax No: 02-647-4810	[signature] [stamp] MGR Yuval Landschaft L.N. 4023 Director the Medical Cannabis Agency (IMCA) Kol Habriut *5400	[bilingual text see left column]

[logo] Israeli Medical Cannabis Agency	[stamp] State of Israel Ministry of Health ISRAELI MEDICAL CANNABIS AGENCY (IMCA)

[logo] [emblem of the State of Israel]

Ministry of Health

License Number: C-9037-1

Dealer Code: C-9037-11112021

Licensee’s Name: Cannasoft Pharma Holdings and Investments Ltd.

Expiry Date: February 5, 2024

6.7	In view of the fact that, inter alia, operations in the cannabis field necessitate receiving the IMCA’s authorization for all the dealers, managers and stakeholders in the companies and/or their managers, this license is given subject to the attached conditions:

a.	Any stakeholder, as defined in the Securities Law, 5728 – 1968 has to receive the competent officer’s recommendation as provided in Section 25c of the Ordinance as well as the IMCA’s authorization.

b.	The Company’s shares may not be allocated to any of person whatsoever, when, following this allocation, he will become a stakeholder prior to receiving the IMCA’s approval for this, after receiving the competent officer’s recommendation.

c.	No Director and/or general manager may be appointed in the Company prior to receiving the IMCA’s authorization for this after receiving the competent officer’s recommendation.

d.	The Company must amend its Articles of Association so that they include an instruction pursuant to which if any entity/entities whatsoever become a stakeholders/stakeholders in the Company by virtue of their shareholding or agreement between the shareholders, prior to receiving the mandatory authorizations from the IMCA, the Company shall have the right to confiscate and/or make some of the shares held by one or more of those shareholders dormant, so that, after the confiscation and/or making the shares dormant the entity/entities shall not be a stakeholders/stakeholders in the Company by virtue of the holdings or by virtue of an agreement.

d1.	The entity/entities whose shares have been made dormant, should they be made dormant, shall, at all times, have the right to sell or transfer these shares to another, entirely or partially, subject to the details in this procedure and the provisions in the Ordinance and the law.

e.	The Company may not extend the appointment of a Director or general manager, unless the IMCA’s authorization regarding him exists on the date of the extension after receiving a repeat recommendation from the competent officer.

f.	At the Company’s Annual Meeting, the General Manager of the Company must declare that all the IMCA’s mandatory authorization/authorizations the Company, managers/managers and the stakeholders/stakeholders, as detailed in Sections a, b, and c above on the date of the meeting, exist and are valid and that there has not been any change in the Company’s status, that of its manager/managers, major shareholders/shareholders and the stakeholders/stakeholders from the time of giving the authorization/authorizations.

6.8	The licensee must immediately inform the Director of any change in any of the details (its address, contact persons etc.) and must receive the IMCA’s prior written authorization for any change in the licensee’s ownership or the identity of the stakeholders or in the identity of its managers or authorized signatories or in its major shareholders.

6.9	Without derogating from the aforementioned generality, the licensee must adopt means for preventing the loss and theft of the drug and must inform the police immediately of any theft, attempted theft or loss of the controlled substance as provided in Regulation 9. All the provisions in the Ordinance and Regulations regarding the matter shall apply to the licensee.

6.10	The license is restricted solely to dealings that were authorized by the IMCA pursuant to the authorized in the rationale, which was submitted by the dealer and as was approved fully and partially by the IMCA and necessitates a certificate recognizing the existence of the quality assurance management system (at least at the level of Israel Standard ISO 9001).

6.11	Pursuant to the verdict in Administrative Petition 57629-06-22, it must be clarified that, this initial license/authorization has been given for the duration of only one year and, there is no guarantee of renewing it thereafter.

7.	The Validity of the License

7.1	This license cancels any previous, other or additional license in the licensee’s position, regarding dealing in cannabis.

7.2	This license was given on February 5, 2023 at: the IMCA’s offices in Jerusalem.

7.3	The license expires on February 5, 2024, unless it is canceled previous to this pursuant to the Director’s decision.

Israel Medical Cannabis Agency Minister Health PO Box 1176 Jerusalem 91010 IMCA@moh.health.gov.il Tel No *5400 Fax No: 02-647-4810	[signature] [stamp] MGR Yuval Landschaft L.N. 4023 Director the Medical Cannabis Agency (IMCA) Kol Habriut *5400	[bilingual text see left column]

[logo] Israeli Medical Cannabis Agency	[stamp] State of Israel Ministry of Health ISRAELI MEDICAL CANNABIS AGENCY (IMCA)

[logo] [emblem of the State of Israel]

Ministry of Health

License Number: C-9037-1

Dealer Code: C-9037-11112021

Licensee’s Name: Cannasoft Pharma Holdings and Investments Ltd.

Expiry Date: February 5, 2024

MGR Yuval Landschaft

Director Pursuant to the Control Substances Ordinance

Given Name	Surname	ID No	Function	Remarks
Avner	Tal	57770125	Stakeholder, Director
Eduardo Sergio	Elstein	346382377	Stakeholder
Gabriel	Kabazo	29482536	Controller and Director
Dalia	Bazzinsky	54771613	Stakeholder, Director
Iftach	Ben Yaakov	35730498	Stakeholder, Director, CEO
Carmel	Zigdon	315873356	Stakeholder, Director
Marcel	Maram	67437293	Stakeholder, Director
Niv-Nissim	Shirazi	316389436	Director

[signature]

[stamp] Karin Tsionin

Licensing Field Coordinator

Israel Medical Cannabis Agency (IMCA)

Israel Medical Cannabis Agency Minister Health PO Box 1176 Jerusalem 91010 IMCA@moh.health.gov.il Tel No *5400 Fax No: 02-647-4810	[signature] [stamp] MGR Yuval Landschaft L.N. 4023 Director the Medical Cannabis Agency (IMCA) Kol Habriut *5400	[bilingual text see left column]